Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711

Email: sam.goldstein@lfg.com

VIA EDGAR

December 08, 2023

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	File Nos. 033-70742 and 811-08090
	Funds:	Lincoln Opportunistic Hedged Equity Fund (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on December 7, 2023, to the Registrant’s registration statement filed on Form 485APOS on September 27, 2023, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)

In limited downside protection loss risk disclosure, state that because the options portfolio provides protection against a specified amount of reference asset losses, measured from the time the options contracts are purchased, and only for the term of the options contract, it is possible that during the term of any options portfolio that shareholders will realize losses on decreases in the price of the reference asset.

a)	This section of the Fund’s disclosure has been revised to include the following statement:

The Fund will decrease in value if the options portfolio is not reset and the reference asset of the Fund’s options decreases in value beyond the threshold for downside protection created by the Fund’s then-current options portfolio.

2)

Consider including disclosure that explains the circumstances under which the adviser may reset the options portfolio. For example, disclose if there is a range of NAV increases or decreases that would spur a reset in the options portfolio.

a)	This section of the Fund’s disclosure has been revised to include the following statement:

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Phone: 484-583-8711 Email: sam.goldstein@lfg.com	Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

To the extent the Fund’s NAV increases (generally by at least 2%) or decreases (generally by at least 1%) from the Fund’s NAV at the commencement of the term of the existing Options Portfolio, the Sub-Adviser will seek to realize any gains experienced by the Fund or limited downside protection used by the Fund by resetting the Fund’s Options Portfolio and, in doing so, reset the Fund’s upside potential and limited downside protection.

3)

Disclose that the maximum upside potential established at each reset will be based upon prevailing market conditions at the time the options are reset, including a description of factors that affect the maximum upside potential.

a)	This section of the Fund’s disclosure has been revised to include the following statement:

The amount of potential gain will depend on market conditions at the time of purchase, such as interest rates and expected volatility.

2)	Please consider replacing the word “duration” with “term” throughout the Principal Investment strategy section when discussing the length of the options contracts.

a)	The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein, Esq.
Chief Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq.
Christian Pfeiffer, Esq.
Sharon Alyanakian
Teriana Griggs

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